FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY VMWARE, INC.

[VMware Letterhead]

January 20, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

  Mail Stop 4561

Re:	VMware, Inc.

  Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008

  Form 10-Q for the quarterly period ended September 30, 2008 Filed November 5, 2008

  Definitive Proxy Statement Filed April 1, 2008 File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this responds to the comment letter to Mark S. Peek, the Company’s Chief Financial Officer, dated January 6, 2009 (the “Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007, the Company’s Form 10-Q for the quarterly period ended September 30, 2008 and the Company’s Definitive Proxy Statement filed April 1, 2008.

We look forward to working with you in enhancing our disclosures in future filings. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that the redactions are denoted in the EDGAR-filed version by asterisks.

The Company requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portion of the Company’s response to Comment 1 bearing the confidential treatment request identification code number VMWARE CTR 1/20/09–1 (the “Confidential Materials”). The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83. The Company believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, the Company requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned with a copy to Rashmi Garde, Vice President and General Counsel, VMware, Inc., 3401 Hillview Ave, Palo Alto, CA 94304. Ms. Garde can also be reached at (650) 427-1010 (telephone).

Form 10-K for the fiscal year ended December 31, 2007

Business

Customers, page 8

1.	We note your response to our prior comment 1. Tell us whether your contracts with Arrow and HP have any purchase or sale obligations and are terminable at will. Additionally, tell us whether there is any umbrella agreement with Arrow that governs each of your individual agreements with the Arrow affiliates.

Response: The Company advises the Staff that currently none of its agreements with Arrow Electronics (“Arrow”) or Hewlett Packard Company (“H-P”) have any purchase or sale obligations. Additionally, the agreements under which the Company receives the substantial majority of its Arrow and H-P revenues are currently terminable at will by either party with advance notice. In addition, there is not an umbrella agreement that governs our agreements with Arrow and its affiliates. Accordingly, the Company believes that there are not any terms in its agreements with Arrow and H-P that are material to investors.

Confidential Treatment Requested by VMware, Inc. for the following Bracketed Information

Code Number VMWARE CTR 1/20/09–1

[***]

*** Portions of the information requested by the Staff in Comment 1 are confidential. Accordingly, the confidential information has been redacted pursuant to Rule 83, and the Company’s complete response is provided supplementally to the Staff in hard copy only.

As discussed in the prior response letter, the Company accordingly submits to the Staff that disclosure of the terms of its agreements with Arrow and H-P are not material to investors. In future filings the Company will discuss the material terms of any agreements with Arrow and H-P to the extent called for by Item 101(c)(1)(vii) of Regulation S-K. Further, as discussed in the prior response letter, the Company believes that the agreements with Arrow and H-P are ordinary course agreements typical to software companies for purposes of subsection (ii) of S-K Item 601(b)(10). The Company is not substantially dependent on any of the agreements for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. The contracts do not obligate the Company to sell a major part of the Company’s goods or services, nor do these contracts involve the license to the Company of intellectual property on which the Company’s business depends.

Exhibits

2.	We note your response to our prior comment 3. We also note the disclosure in your Definitive Proxy Statement on page 46 that you typically provide employment offer letters to each of your NEOs that establish starting base salary and initial bonus and equity award eligibility. Item 601(b)(10)(iii)(A) of Regulation S-K states that any compensatory contract in which any named executive officer participates is deemed material and shall be filed. As such it appears that the offer letter with Mr. Eschenbach is a compensatory contract and is required to be filed. Please advise.

Response: The Company acknowledges the Staff’s comment and agrees that in future filings, it will file compensatory plans, contracts or arrangements that its Named Executive Officers participated in during periods covered by its filings as called for by Item 601(b)(10)(iii)(A) even if such exhibits would not otherwise be required to be filed under Item 601(b)(10)(i).

The Company supplementally advises the Staff that the Company entered into a letter agreement with Mr. Eschenbach in May 2005 which superseded Mr. Eschenbach’s initial employment offer letter that was provided to him when he joined the Company in 2002. The Company acknowledges that Mr. Eschenbach’s 2005 letter agreement provided for compensatory arrangements that continued through 2007 and as such, could have been deemed a compensatory arrangement in which Mr. Eschenbach participated during that year. The Company advises the Staff that it will file a copy of Mr. Eschenbach’s 2005 letter agreement as an exhibit to its annual report on Form 10-K for the 2008 fiscal year.

Form 10-Q for the quarterly period ended September 30, 2008

Risk Factors

“We are dependant on our management and our key development personnel and the loss of key personnel may prevent us from implementing our business plan in a timely manner.” page 34

3.	We note your response to our prior comment 4. Ensure that in future filings you discuss all of the factors that have a material effect on your on business, liquidity, capital resources and results of operations, including, if applicable, the departures of each of the officers.

Response: The Company advises the Staff that in future filings it will comply with the Staff’s request.

***

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-1003 (telephone) or (650) 427-1050 (facsimile).

Very truly yours,

/s/ Mark S. Peek
Mark S. Peek
Chief Financial Officer

cc:	Patrick Gilmore, Senior Staff Accountant, Securities and Exchange Commission

Donna Levy, Staff Attorney, Securities and Exchange Commission

David Orlic, Special Counsel, Securities and Exchange Commission

Rashmi Garde, General Counsel, VMware, Inc.

Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.